SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of July 2019

Commission File Number: 001-37829

HEBRON TECHNOLOGY CO., LTD.

(Registrant’s name)

No. 936, Jinhai 2nd Road, Konggang New Area

Longwan District

Wenzhou City, Zhejiang Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

On July 12, 2019, the Registrant entered into a share purchase agreement (the “Agreement”) to acquire NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd., a British Virgin Islands limited company (“NiSun BVI”) from Bodang Liu, citizen of the People’s Republic of China (the “Seller”). Pursuant to the Agreement, the Registrant purchased all 50,000 of the issued and outstanding common shares, $1.00 par value per share, of NiSun BVI from the Seller in return for $7 million (the “Purchase Price”).

The entry into the Agreement was previously approved at the Special Shareholder Meeting of the Registrant held on June 14, 2019. Although the Seller is the largest shareholder of the Registrant, the shareholders of the Registrant approved the entry into the Agreement at a time the Seller was not a shareholder of the Registrant. The Purchase Price represents a discount from the Appraisal of NiSun BVI provided to shareholders in the proxy statement for such meeting.

Under the terms of the Agreement, the Purchase Price will be paid, without interest, over the next two years in US Dollars or Chinese RMB at the election of the Registrant at such times as the Registrant chooses. The parties intend that the Purchase Price shall be paid from operating profits of the Registrant’s subsidiaries or from any capital raising activities the Registrant may elect to pursue, as applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hebron Technology Co., Ltd.

Date: July 12, 2019	By:	/s/ Anyuan Sun
	Name:	Anyuan Sun
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

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